Barbara L. Borden	VIA EDGAR
+1 858 550 6064 bordenbl@cooley.com

March 3, 2021

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viela Bio, Inc.

Amended Schedule TO-T filed February 26, 2021 by Teiripic Merger Sub, Inc., et al.

File No. 005-91167

Dear Mr. Duchovny:

On behalf of Teiripic Merger Sub, Inc. (“Purchaser”), Horizon Therapeutics USA, Inc. (“Parent”) and Horizon Therapeutics plc (“Ultimate Parent” and, together with Purchaser and Parent, the “Filing Persons”), we acknowledge receipt of the comment letter, dated March 3, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Amended Schedule TO-T (as amended, the “Schedule TO”). We submit this letter on behalf of the Filing Persons in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in italicized type below followed by the Filing Persons’ response.

Concurrently with this letter, the Filing Persons are filing Amendment No. 3 to the Schedule TO-T (“Amendment No. 3”), which reflects revisions made to the Schedule TO-T in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Schedule TO-T. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase, dated February 12, 2021 (as amended, the “Offer to Purchase”), which is included as Exhibit (a)(1)(i) to the Schedule TO.

Amended Schedule TO-T

1.

We note your response to prior comment 1. We further note that the exhibits required to be filed in connection with a Schedule TO are set forth in Item 1016 of Regulation M-A and that the provisions of Item 601(b)(2) of Regulation S-K are not available for the current transaction. Thus, please file the unredacted exhibits.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and will file the unredacted exhibits as attachments to Amendment No. 3.

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Daniel F. Duchovny, Special Counsel

March 3, 2021

Page Two

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (858) 550-6064.

Sincerely,

/s/ Barbara L. Borden

Barbara L. Borden

cc:	Brian Beeler, Horizon Therapeutics plc

Alex Silverberg, Horizon Therapeutics plc

Rama Padmanabhan, Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121-1909 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM